SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November, 2002	Commission File Number: 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED

(Name of Registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
EXHIBIT INDEX
Interim Report for Nine Months Ended Sept.30, 2002
Letter to Shareholders dated Nov. 8, 2002
Press Release dated Nov. 8, 2002

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: November 11, 2002	By:	/s/ Brad Martin

		Name:	Bradley P. Martin
		Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

13	Fairfax Financial Holdings Limited Interim Report for the nine months ended September 30, 2002
20	Letter to shareholders dated November 8, 2002 accompanying Interim Report
99.1	Press Release dated November 8, 2002